Golfsmith International, Inc.
Golfsmith International Holdings, Inc.
11000 N. IH-35
Austin, Texas 78753
Tel: (512) 837-8810
March 14, 2006
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attn:	Filing Desk

Re:	Golfsmith International, Inc. Registration Statement on Form S-1 (File No. 333-117210); Golfsmith International Holdings, Inc. Registration Statement on Form S-1 (File No. 333-117210-01)
Ladies and Gentleman:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Golfsmith International, Inc. and Golfsmith International Holdings, Inc. (together, the “Companies”) hereby request the withdrawal of the above-referenced registration statement on Form S-1 filed by the Companies with the Securities and Exchange Commission (the “Commission”) on July 7, 2004, as amended by Amendment No. 1 filed with the Commission by the Companies on September 30, 2004, and all exhibits filed thereto (collectively, the “Registration Statement”). The Companies request the withdrawal of the Registration Statement because they have determined at this time not to proceed with the registration and sale of the securities covered by the Registration Statement. No securities have been sold pursuant to the Registration Statement.
     The Companies request that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.
     The Companies request in accordance with Rule 457(p) under the Act that the filing fee of $919 paid to the Commission in connection with the filing of the Registration Statement be credited to the Companies’ account for future use.
     If you have any questions regarding this application for withdrawal, please do not hesitate to contact Mark Mandel at (212) 819-8546 or Colin Diamond at (212) 819-8754 of White & Case LLP.

Sincerely, GOLFSMITH INTERNATIONAL HOLDINGS, INC.
By:	/s/ Virginia Bunte
	Name:	Virginia Bunte
	Title:	Senior Vice President, Chief Financial Officer and Treasurer

GOLFSMITH INTERNATIONAL INC.
By:	/s/ Virginia Bunte
	Name:	Virginia Bunte
	Title:	Vice President, Chief Financial Officer and Treasurer